UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 21, 2017 titled “Grupo Financiero Santander México And Banco Santander México Appoint Ángel Rivera Congosto As Vice President Of Retail Banking”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: March 21, 2017

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO AND BANCO SANTANDER MÉXICO APPOINT ÁNGEL RIVERA CONGOSTO AS VICE PRESIDENT OF RETAIL BANKING

Mexico City, Mexico, March 21, 2017 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México” or the “Company”) and Banco Santander (México) S.A., Institución de Banca Múltiple Grupo Financiero Santander México (“Banco Santander México” or “the Bank”) announced today the appointment of Ángel Rivera Congosto as Vice President of Retail and Commercial Banking, effective in April, reporting to Mr. Héctor Grisi Checa.

Ángel Rivera has over 28 years of banking experience, most recently at Banco Santander S.A. where he served as General Director of Retail and Commercial Banking Division in Spain for the past four years. Previously, he held several senior positions at Banco Popular in Spain where he worked for over 24 years.

Mr. Rivera will succeed Francisco Javier Hidalgo Blázquez, who is joining Banco Santander S.A. to lead the Retail Banking business in Spain.

Executive President and CEO of Santander México, Héctor Grisi, said: “I am delighted to announce the appointment of Ángel Rivera. Santander México’s Retail Banking strategy has helped underpin our loan growth, and is key to enabling us to achieve profitable expansion and attract new customers through initiatives such as our Santander Plus program. Importantly, Santander México remains committed to its strategic goal of becoming our client’s primary bank, with a strong executive team to implement our vision.”

"I would like to thank Javier Hidalgo his significant contribution to our retail banking franchise, and we wish him all the very best in his new position within the Santander Group.”

ABOUT GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31, 2016, Santander México had total assets of Ps.1,374 billion under Mexican Banking GAAP and more than 13.5 million customers. Headquartered in Mexico City, the Company operates 1,075 branches and 314 offices nationwide and has a total of 16,976 employees.

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx	www.santander.com.mx